Exhibit 2.1

Execution Version

FIFTH AMENDMENT TO ARRANGEMENT AGREEMENT

THIS AMENDING AGREEMENT dated May 2, 2021

AMONG:

TORCHLIGHT ENERGY RESOURCES, INC., a corporation existing under the Laws of the State of Nevada (“RTO Acquiror”)

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METAMATERIAL EXCHANGECO INC., a corporation existing under the Laws of the Province of Ontario and formerly named 2798832 ONTARIO INC. (“Canco”)

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2798831 ONTARIO INC., a corporation existing under the Laws of the Province of Ontario (“Callco”)

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METAMATERIAL INC., a corporation existing under the Laws of the Province of Ontario (“Meta, together with RTO Acquiror, Canco and Callco, the “Parties”)

RECITALS:

A.	On December 14, 2020, the Parties entered into the arrangement agreement (as subsequently amended, the “Arrangement Agreement”).

B.	The Parties wish to amend the Arrangement Agreement on the terms and conditions contained in this amending agreement (the “Amending Agreement”).

C.	Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Arrangement Agreement.

THIS AMENDING AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

1.	The Parties agree that the items described in subsections (iii) (with respect to the RTO Acquiror Amended and Restated Bylaws), (iv), (viii) and (ix) of Section 2.11(a) of the Arrangement Agreement are not being submitted to the RTO Acquiror Shareholders for approval. In connection therewith:

(a)	To the extent requested by Meta prior to the closing of the Arrangement, RTO Acquiror shall take such actions as are reasonably necessary to adopt and approve RTO Acquiror Amended and Restated Bylaws at or prior to such closing.

(b)	RTO Acquiror hereby, effective upon the closing of the Arrangement, adopts and assumes the Metamaterial Inc. Amended and Restated Stock Plan (the “Meta Plan”), including awards thereunder and the ability to grant post-closing awards under the Meta Plan, in accordance with applicable laws and without shareholder approval in accordance with Nasdaq Listing Rule 5635(c)(3) and IM-5635-1.

(c)	RTO Acquiror shall take all action necessary prior to the closing of the Arrangement to cause the RTO Acquiror Board Matters to be implemented, including (i) obtaining letters of resignation, in form and substance reasonably acceptable to Meta and effective immediately prior to such closing, from any directors of RTO Acquiror who are not continuing to serve on such post-closing RTO Acquiror Board and (ii) having the remaining directors following such resignations take such actions as are necessary to appoint the post-closing RTO Acquiror Board and post-closing management of the RTO Acquiror as contemplated by Section 2.13 of the Arrangement Agreement, effective contemporaneously with such closing.

(d)	The first sentence of Section 2.11(a) of the Arrangement Agreement is deleted in its entirety and replaced with the below:

RTO Acquiror shall take all action necessary under applicable Law to call and give notice of the RTO Acquiror Meeting by no later than May 10, 2021 and to hold the RTO Acquiror Meeting by no later than June 11, 2021, to vote on the (i) transactions contemplated by this Agreement, (ii) issuance of RTO Acquiror Shares pursuant to this Agreement and the Plan of Arrangement, (iii) RTO Acquiror Amended and Restated Articles, (iv) change of control of RTO Acquiror resulting from the transaction contemplated by this Agreement pursuant to rules of NASDAQ, (v) Reverse Split, and (v) increase in the number of authorized shares of RTO Acquiror to an amount to be determined by Meta and to create a Special Voting Share in the capital of RTO Acquiror (collectively, the “RTO Acquiror Shareholder Approval Matters”).

2.	The Parties agree that new subsections (f) and (g) shall be inserted into Section 5.2 of the Arrangement Agreement as follows and each of subsections (f), (g), (h) and (i) shall be renumbered as (h), (i), (j) and (k), respectively:

(f) shall cause the RTO Acquiror Amended and Restated Articles and the RTO Acquiror Amended and Restated Bylaws to be effective and filed or adopted, respectively, immediately prior to the Effective Time, as approved and adopted prior by the RTO Acquiror Shareholders prior to the Effective Date;

(g) shall cause a registration statement on a Form S-3 registering all shares of RTO Aqcuiror Common Stock issuable upon the exchange of the Exchangeable Shares to be filed with the SEC immediately after the filing of the definitive RTO Acquiror Proxy Statement and shall use commercially reasonable efforts to ensure such registration statement (or such other registration statement as may be required) is declared effective prior to the Effective Time;

3.	The Parties agree that subsection (f) of Section 6.3 of the Arrangement Agreement shall be amended and restated in full as follows:

(f) prior to the Effective Time, all debt of RTO Acquiror (including, for the avoidance of doubt, any debt issued pursuant to 5.3(b)(i)) shall have been converted into RTO Acquiror Shares or repaid in full, evidence of such conversion reasonably acceptable to Meta shall have been provided to Meta and no amounts are payable, or obligations or limitations remain, thereunder or in connection therewith;

4.	The Parties agree that RTO Acquiror shall not be required to declare and issue a dividend of the RTO Acquiror Preferred Stock on the RTO Acquiror Record Date, but instead shall establish a record date therefor prior to the Effective Time, and make such declaration and issuance, on one or more subsequent dates that are mutually agreed by Meta and the RTO Acquiror but in any event such dividend will be declared within 30 days of the Effective Date.

5.	The Parties further agree that notwithstanding the terms of the Arrangement Agreement, the RTO Acquiror Certificate of Designation to be filed in connection therewith and as contemplated by the Arrangement Agreement shall be substantially in the form attached hereto as Exhibit A, with such modifications thereto as the parties may mutually agree. In connection therewith, contemporaneously with the filing of the RTO Certificate of Designation, the RTO Acquiror shall enter into the side letter attached hereto as Exhibit B (with such modifications thereto as the parties may mutually agree) with the Preferred Representative (as defined therein), which Preferred Representative shall be mutually agreeable to RTO Acquiror and Meta.

6.	Subject to the following sentence, prior to the Effective Time, RTO Acquiror and Meta will take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any acquisition of RTO Acquiror Shares (including derivative securities with respect to RTO Acquiror Shares) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act with respect to RTO Acquiror, to be exempt under Rule 16b-3 under the U.S. Exchange Act. As early as practicable prior to the Closing Date, Meta will furnish the following information to RTO Acquiror for each individual who, immediately after the closing of the Arrangement, will become subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act with respect to RTO Acquiror: (a) the number of Meta Shares beneficially owned by such individual and expected to be exchanged for shares of RTO Acquiror pursuant to the Arrangement; and (b) the number of other derivative securities (if any) with respect to Meta Shares beneficially owned by such individual and expected to be converted into RTO Acquiror Shares or derivative securities with respect to RTO Acquiror Shares in connection with the Arrangement.

7.	To the extent requested by Meta prior to the closing of the Arrangement, RTO Acquiror will terminate any or all employee benefit plans sponsored or maintained by RTO Acquiror or its ERISA Affiliates intended to include a Code Section 401(k) arrangement, with such termination to be effective as of the day immediately preceding the Effective Date and reflected in resolutions of the RTO Acquiror Board. The form and substance of such resolutions will be subject to the prior review and approval of Meta.

8.	The Parties hereby agree to extend the Outside Date to June 18, 2021.

9.	Except as otherwise expressly provided herein, the Arrangement Agreement is hereby ratified and confirmed in all respects and shall remain and continue in full force and effect.

10.	The Parties hereby agree that on and after the date first referenced above, each reference in the Arrangement Agreement to “this Agreement” shall mean and be a reference to the Arrangement Agreement as modified by the terms hereof, and any covenant contained herein shall be deemed a covenant of the Arranagement Agreement.

11.	This Amending Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Amending Agreement. EACH PARTY TO THIS AMENDING AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AMENDING AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AMENDING AGREEMENT.

12.	Each Party hereto shall, from time to time, and at all times hereafter, at the request of any other Party, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof and the transactions contemplated hereby.

13.	This Amending Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile, portable document format or similar executed electronic copy of this Agreement, and such facsimile, portable document format or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF RTO Acquiror, Canco, Callco and Meta have caused this Amending Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TORCHLIGHT ENERGY RESOURCES, INC

By:	/s/ John A. Brda
Name: John A. Brda
Title: Chief Executive Officer

METAMATERIAL EXCHANGECO INC.

By:	/s/ John A. Brda
Name: John A. Brda
Title: Chief Executive Officer

2798831 ONTARIO INC.

By:	/s/ John A. Brda
Name: John A. Brda
Title: Chief Executive Officer

METAMATERIAL INC.

By:	/s/ George Palikaras
Name: George Palikaras
Title: Chief Executive Officer

[Amending Agreement – Arrangement Agreement]

EXHIBIT “A”
Certificate of Designation

Torchlight Energy Resources, Inc.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A NON-VOTING PREFERRED STOCK

PURSUANT TO SECTION 78.1955 OF THE

Nevada REVISED STATUTES

Pursuant to Section 78.1955 of the Nevada Revised Statutes, the undersigned does hereby certify, on behalf of Torchlight Energy Resources, Inc., a Nevada corporation, that the following resolution was duly adopted by the board of directors of the Torchlight Energy Resources, Inc. (“Company”), pursuant to Article 3 of the Articles of Incorporation of the Company, as amended.

WHEREAS, the Amended and Restated Articles of Incorporation of the Company (the “Articles of Incorporation”) authorizes the issuance of up to 100,000,000 shares of preferred stock, par value $0.001 per share, of the Company (“Preferred Stock”) in one or more series, which Preferred Stock shall have such distinctive designation or title, voting powers or no voting powers, and such designations, preferences, limitations, restrictions and relative rights, as shall be stated in such resolution or resolutions providing for the issuance of such class or series of Preferred Stock as may be adopted from time to time by the board of directors of the Company (the “Board”) prior to the issuance of any shares thereof;

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the powers, designations, preferences, limitations, restrictions and relative rights of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (this “Certificate of Designation”) establish and fix and herein state and express the powers, designations, preferences, limitations, restrictions and relative rights of such series of Preferred Stock as follows:

TERMS OF PREFERRED STOCK

Section 1.      Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Acquisition” means the acquisition by the Company of all of the outstanding shares of Metamaterial Inc., a corporation existing under the laws of the Province of Ontario, by way of a statutory plan of arrangement pursuant to the Business Corporations Act (Ontario), pursuant to the Arrangement Agreement dated as of [●], 2020, by and among the Company, Metamaterial Inc., 2798832 Ontario Inc., a corporation existing under the laws of the Province of Ontario and 2798831 Ontario Inc., a corporation existing under the laws of the Province of Ontario (the “Arrangement Agreement”).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act of 1933, as amended.

“Articles of Incorporation” has the meaning set forth in the Recitals.

“Asset Sale Dividend” means a Net Proceeds Dividend, a Holdback Dividend or a Spin-Off Dividend, as applicable.

“Asset Sale Expiration Date” means the earlier of (i) December 31, 2021 or (ii) the date which is six (6) months from the closing of the Acquisition, or such later date as may be agreed between the Company and the Preferred Representative (pursuant to and as defined in the Side Letter).

“Asset Sale Transaction” means one or more transactions consummated at any time prior to the Asset Sale Expiration Date pursuant to which the Company or any of its Affiliates sells, farms out or otherwise transfers to a third party some or all of the Carved-Out Assets. For the avoidance of doubt, more than one Asset Sale Transaction may occur for purposes of this Certificate of Designation.

“Board” has the meaning set forth in the Recitals.

“Business Day” means any day other than a Saturday, Sunday, a day which is a federal legal holiday in the United States, or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the City of New York are generally open for use by customers on such day.

“Carved-Out Assets” means any assets that are used or held for use in the Company’s oil and gas exploration business as described in the Company Disclosure Documents.

“Certificate of Designation” has the meaning set forth in the Recitals.

“Claimable Company Business Costs” has the meaning set forth in Section 8.

“Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Disclosure Documents” means all information, disclosure, forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and results of operations, certifications, annual information forms, management information circulars, material change reports, business acquisition reports and other documents publicly disclosed or filed by the Company with the Securities and Exchange Commission and Nasdaq since January 1, 2020 and through the closing of the Acquisition.

“Fundamental Transaction” means at any time while the Series A Preferred Stock is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any direct or indirect purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of fifty percent (50%) or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than fifty percent (50%) of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination); provided, that in each of the foregoing transactions or series of transactions, each shall only be deemed a Fundamental Transaction if such other Person acquires more than fifty percent (50%) of voting securities of the Company’s or its successors’ (or the ultimate parent entity following a reorganization) voting securities, or all or substantially all of the Company’s assets.

“Holder” means a holder of shares of Series A Preferred Stock.

“Holdback Amount” means, with respect to any Asset Sale Transaction, an amount equal to ten percent (10%) of the Net Proceeds from such Asset Sale Transaction.

“Indemnifiable Amounts” has the meaning set forth in Section 8.

“Holdback Dividend” has the meaning set forth in Section 3(a).

“Liquidation” has the meaning set forth in Section 5.

“Net Proceeds” means an aggregate amount (without duplication) equal to the sum of: (i) all consideration actually received by the Company or its Affiliates as consideration from a third party in exchange for taking title to the Carved-Out Assets and consummation of an Asset Sale Transaction, plus (ii) the amount of cash remaining from financing activities undertaken by the Company prior to the closing of the Acquisition as permitted pursuant to Section 5.3(b)(i) of the Arrangement Agreement (which, for the avoidance of doubt, does not include such amounts raised pursuant to Section 2.16 and Section 6.3(j) of the Arrangement Agreement), after the payment of transaction costs and expenses incurred by the Company or its Affiliates in connection with the Acquisition, and other accrued liabilities of the Company as contemplated by Section 6.3(k) of the Arrangement Agreement, less (iii) all out-of-pocket costs and expenses incurred by the Company or its Affiliates to third parties for the negotiation, entry into and consummation of the Acquisition (solely to the extent unpaid as of the closing of the Acquisition) and such Asset Sale Transaction, including any amounts paid for indemnification, costs of investigation, costs of defense and settlement, expert fees, broker fees, finder’s fees, advisory fees, accountant or legal counsel fees and disbursements incurred by the Company in connection with the Acquisition (solely to the extent unpaid as of the closing of the Acquisition) and such Asset Sale Transaction, less (iv) any applicable sales, income and other taxes incurred by the Company or its Affiliates in respect of the performance of the Company’s obligations under or otherwise in connection with an Asset Sale Transaction, payment of the Asset Sale Dividends or the Carved-Out Assets, less (v) any liabilities of the Company actually incurred in connection with any Asset Sale Transaction, Asset Sale Dividend or the Carved-Out Assets, less (vi) any payments to holders of debt securities of the Company that are outstanding immediately prior to the Acquisition and are not converted into equity prior to or in connection with the Acquisition, less (vii) any change of control, severance, compensation or other payments to any employee, officer or other service provider triggered in connection with the Acquisition (solely to the extent unpaid as of the closing of the Acquisition), less (viii) any amount paid or due and payable with respect to the senior secured debt of RTO Acquiror held by The David A. Straz Jr. Foundation and by The David A. Straz, Jr. Irrevocable Trust DTD 11/11/1986, in the event such debt is not converted or repaid in full prior to the closing of the Acquisition (collectively, (iii) through (viii) above shall be referred to herein as “Company Business Costs”). For the avoidance of doubt, amounts placed in escrow, earnout or contingent or other post-closing payments, including milestone or royalty payments, in connection with an Asset Sale Transaction will not be considered Net Proceeds unless (and only to the extent that) such amounts are actually received by the Company.

“Net Proceeds Dividend” has the meaning set forth in Section 3(a).

“Per Share Holdback Amount” means, with respect to an Asset Sale Transaction, the amount obtained by dividing (i) the Holdback Amount with respect to such Asset Sale Transaction by (ii) the total number of shares of Series A Preferred Stock outstanding as of the record date fixed in connection with the applicable Net Proceeds Dividend.

“Per Share Holdback Dividend Amount” means, with respect to a Holdback Dividend, (i)(A) the Holdback Amount from the applicable Asset Sale Transaction less (B) all Indemnifiable Amounts deducted from such Holdback Amount, divided by (ii) the total number of shares of Series A Preferred Stock outstanding as of the record date fixed in connection with the applicable Holdback Dividend.

“Per Share Net Proceeds” means, with respect to an Asset Sale Transaction, the amount obtained by dividing (i) the Net Proceeds from such Asset Sale Transaction by (ii) the total number of shares of Series A Preferred Stock outstanding as of the record date fixed in connection with the applicable Net Proceeds Dividend.

“Per Share Net Proceeds Dividend Amount” means, with respect to a Net Proceeds Dividend, the Per Share Net Proceeds less the Per Share Holdback Amount.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Remaining Assets” means (i) any Carved-Out Assets that have not been sold, farmed out or otherwise transferred by the Company or its Subsidiaries to a third party or are not otherwise subject to an Asset Sale Transaction as of the Asset Sale Expiration Date and (ii) any cash referred to in clause (ii) of the definition of “Net Proceeds” that is remaining as of the Asset Sale Expiration Date, less any amounts necessary to pay the reasonable out-of-pocket costs and expenses incurred by the Company in connection with the Spin-Off Dividend.

“Preferred Stock” has the meaning set forth in the Recitals.

“Preferred Stock End Date” has the meaning set forth in Section 3(e).

“Series A Preferred Stock” has the meaning set forth in Section 2.

“Side Letter” means that certain letter agreement, dated as of the date hereof, between the Company and [●], which relates to the subject matter hereof.

“Spin-Off Dividend” has the meaning set forth in Section 3(a).

Section 2.      Designation, Amount and Par Value. There shall be a series of Preferred Stock that shall be designated as “Series A Non-Voting Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting such series shall be [●]. Each share of Series A Preferred Stock shall have a par value of $0.001 per share. The shares of Series A Preferred Stock shall only be issued and maintained in the form of securities held in book-entry form.

Section 3.       Dividends.

a)            Asset Sale Dividends. Conditioned upon, and subject to (i) the consummation of the Acquisition, (ii) with respect to clauses (A) and (B) below, the consummation of one or more Asset Sale Transactions prior to the Asset Sale Expiration Date, and (iii) a determination by the Board that a distribution is not prohibited pursuant to applicable provisions of the Nevada Revised Statutes (including Section 78.288 thereof) or other applicable law (including any law requiring the affirmative vote of all or any portion of the shareholders of the Company to effectuate any such dividend, in which event such dividend shall be conditioned upon obtaining such vote), Holders shall be entitled to receive from time to time and without interest, and the Company shall pay, in respect of each share of Series A Preferred Stock, the following dividends: (A) an amount equal to the Per Share Net Proceeds Dividend Amount, payable as set forth in Section 3(b)(i) (“Net Proceeds Dividends”), (B) an amount equal to the Per Share Holdback Dividend Amount, payable as set forth in Section 3(b)(ii) (“Holdback Dividends”) and (C) if applicable and subject to Section 3(c), pro rata equity in a spin-off entity to which the Company will transfer any Remaining Assets (and associated Company Business Costs) (“Spin-Off Dividend”), in each case in accordance with Section 3(b) and the terms of the Side Letter.

b)            Payment of Asset Sale Dividends.

(i)      Net Proceeds Dividends shall be paid no later than the thirtieth (30th) day following the receipt and final determination (in accordance with the Side Letter) of Net Proceeds by the Company from an Asset Sale Transaction. For clarity, multiple Asset Sale Dividends may be paid in respect of one Asset Sale Transaction in the event that the Company receives Net Proceeds from an Asset Sale Transaction in multiple installments (as a result of post-closing payments, release of escrowed funds or otherwise). Notwithstanding the foregoing, except as set forth in Section 5, the Company shall not be required to pay a Net Proceeds Dividend until the earlier of (A) such time as the aggregate amount of Asset Sale Dividends then accrued is greater than $2,000,000 or (B) such time as the Company has no Remaining Assets.

(ii)     Holdback Dividends shall be paid within ten (10) days of the final determination of the Per Share Holdback Dividend Amount with respect to the applicable Asset Sale Transaction. Notwithstanding the foregoing, except as set forth in Section 5, the Company shall not be required to pay a Holdback Dividend until the earlier of (A) such time as the aggregate amount of Asset Sale Dividends then accrued is greater than $2,000,000 or (B) such time as the Company has no Remaining Assets.

(iii)    In the event there are any Remaining Assets at the earlier of the Asset Sale Expiration Date or immediately prior to the Preferred Stock End Date, then the Spin-Off Dividend shall be paid as soon as reasonably practicable following the Asset Sale Expiration Date, or immediately prior to the Preferred Stock End Date, as applicable, in each case subject to applicable law, securities registration exemption and the terms of the Side Letter.

c)            Withholding and Holdback. The Company will be entitled to deduct and withhold, or cause to be deducted or withheld, from any Asset Sale Dividend payable to a Holder, such amounts as the Company is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code, as amended, or any provision of non-U.S., state or local tax law. To the extent that amounts are so deducted or withheld, such withheld amounts shall be paid over to or deposited with the relevant governmental entity and will be treated for all purposes of this Certificate of Designation as having been paid to the Holder in respect of which such deduction and withholding was made. To the extent any Asset Sale Dividend is paid or otherwise distributed in property other than cash, including in connection with a Spin-Off Dividend, the Company may retain or be provided and sell an amount or proportion of such property (or, in the event of a Spin-Off Dividend, an amount of Remaining Assets) sufficient to permit the Company (i) to make any such required deduction and withholding in cash, and (ii) pay any applicable sales, income and other taxes incurred by the Company or its Affiliates in connection with such Asset Sale Dividend (including, for the avoidance of doubt, in connection with any sale contemplated by clause (i) or this clause (ii)). Further, the Company will be entitled to deduct and hold back, or cause to be deducted or held back, from any Net Proceeds Dividend payable to a Holder, the Per Share Holdback Amount with respect to the applicable Asset Sale Transaction.

d)            No Payment if No Asset Sale Transactions Are Effected. Holders shall not be entitled to any Assets Sale Dividends if no Asset Sale Transactions are effected prior to the Asset Sale Expiration Date; provided, however, that the Spin-Off Dividend will be paid, subject to applicable law, securities registration exemption and the terms of the Side Letter.

e)            Cancellation of Series A Preferred Stock. Immediately upon the later of (i) the payment of all Asset Sale Dividends in respect of all Asset Sale Transactions consummated prior the Asset Sale Expiration Date or (ii) the payment of all Spin-Off Dividends (subject to applicable law, securities registration exemption and the terms of the Side Letter), or immediately prior to or concurrent with the consummation of a Liquidation or a Fundamental Transaction (but subject to compliance with Section 5 hereof prior to the consummation of or concurrent with such Liquidation or Fundamental Transaction) (any such time, the “Preferred Stock End Date”), each share of Series A Preferred Stock shall, automatically and without any action on the part of the holder thereof, cease to be outstanding and shall be cancelled and returned to the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series A Preferred Stock, and any holder thereof shall thereafter cease to have any rights with respect to such shares.

Section 4.      Voting Rights. Except as otherwise provided herein or as otherwise required by Chapter 78 of the Nevada Revised Statutes, the Series A Preferred Stock shall have no voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock under this Certificate of Designation, (b) amend its articles of incorporation or other organizational documents, including this Certificate of Designation or the Side Letter, in any manner that adversely affects any rights of the Holders in a way that is material and disproportionate to other shareholders of the Company, (c) increase the number of authorized shares of Series A Preferred Stock (other than as a result of a pro rata stock split or similar corporate action), or (d) enter into any agreement with respect to any of the foregoing, the effectiveness of which is not conditioned on obtaining such vote. Any vote required or permitted under this Section 4 may be taken at a meeting of the Holders or through the execution of an action by written consent in lieu of such meeting, provided that the consent is executed by Holders representing a majority of the outstanding shares of Series A Preferred Stock. For the avoidance of doubt, the Company shall be permitted to amend, cancel or rescind this Certificate of Designation (including by filing a Certificate of Withdrawal of Certificate of Designation with the Nevada Secretary of State pursuant to Section 78.1955(6) of the Nevada Revised Statutes) at such time as no shares of Series A Preferred Stock are outstanding (including following the cancellation thereof as described in Section 3(e) hereof).

Section 5.      Liquidation and Fundamental Transactions. In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), or a Fundamental Transaction, in each case occurring prior to the cancellation of the Series A Preferred Stock pursuant to clause (i) or (ii) of Section 3(e), after, in the case of a Liquidation, the payment or adequate provision for the payment of the Company’s liabilities and obligations, the Holders shall be entitled to receive an amount equal to any accrued and unpaid Net Proceeds Dividends and Holdback Dividends then owed under this Certificate of Designation, and a Spin-Off Dividend of any Remaining Assets immediately prior to the consummation of the Liquidation or Fundamental Transaction, for each share of Series A Preferred Stock, before any distribution or payment shall be made to the holders of any Common Stock. If, in the case of a Liquidation, the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be ratably distributed among the Holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. In the event that (a) the Spin-Off Dividend referred to in the preceding sentence cannot be paid as a result of applicable law, lack of securities registration exemption or the terms of the Side Letter, or (b) it is otherwise reasonably determined by the Company, after consultation with the Preferred Representative, that the payment of such Spin-Off Dividend would materially impede or jeopardize the timely completion of a Fundamental Transaction, then the Company shall distribute to the Holders, prior to the consummation of the applicable Liquidation or Fundamental Transaction and in lieu of such Spin-Off Dividend, an amount of cash, equity or a combination thereof, in the same form and proportion as the consideration to be received by the holders of Common Stock in such Fundamental Transaction (or, in the case of a Liquidation, other property), having an equivalent value to the Remaining Assets (as mutually agreed by the Company and the Preferred Representative), in which event all such requirements of this Section 5 shall be deemed satisfied with respect thereto. For the avoidance of doubt, none of the Acquisition or any Asset Sale Transaction shall be deemed a Liquidation. The Holders shall not be entitled to any rights in respect of a Liquidation or Fundamental Transaction except as set forth in this Section 5.

Section 6.      Redemption. The shares of Series A Preferred Stock shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Company to offer to purchase, purchase or otherwise deal in such shares for consideration in the Company’s sole discretion, nor shall the foregoing limit a Holder’s ability to transfer any of its shares of Series A Preferred Stock to the Company for any or no consideration.

Section 7.       Series A Preferred Stock Register. The Company shall maintain at its principal executive offices a register for the Series A Preferred Stock, in which the Company shall record (a) the name, address, electronic mail address and facsimile number of each holder in whose name the shares of Series A Preferred Stock have been issued and (b) the name, address, electronic mail address and facsimile number of each transferee of any shares of Series A Preferred Stock. The Company may treat the Person in whose name any share of Series A Preferred Stock is registered on the register as the owner and holder thereof for all purposes. The Company shall keep the register open and available at all times during business hours for inspection by any holder of Series A Preferred Stock or his, her or its legal representatives.

Section 8.        Indemnification. With respect to each Asset Sale Transaction, the Holdback Amount shall be available to indemnify, defend and hold harmless the Company and its Affiliates, including but not limited to its officers, directors, employees and representatives, from (a) any Company Business Costs actually incurred and not otherwise previously deducted in the calculation of Net Proceeds with respect to such Asset Sale Transaction (“Claimable Company Business Costs”) and (b) any losses actually incurred by the Company or any of its Affiliates in respect of claims for indemnification made by any Person pursuant to the definitive agreement for such Asset Sale Transaction, solely to the extent that the Company or any of its Affiliates is required to pay such losses out-of-pocket after the exhaustion by the Person claiming indemnification of any holdback or escrowed funds, rights of set-off, or other sources of recovery which are specifically provided for in the applicable definitive agreements with respect to the relevant Asset Sale Transaction, in respect of such claim for indemnification (such out-of-pocket losses, together with Claimable Company Business Costs, “Indemnifiable Amounts”). Any such indemnification shall be sought and recovered in accordance with the terms of the Side Letter.

Section 9.        Stock Split. If the Company effects a stock split or stock combination of the Common Stock, then the Preferred Stock may be proportionally split or combined, at the sole discretion of the Company without any further action by any Holder or the Holders together.

Section 10.      Side Letter. Substantially contemporaneously with the filing of this Certificate of Designation, the Company has entered into the Side Letter setting forth certain terms with respect to the matters described herein. As permitted by Section 78.195(4) of the Nevada Revised Statutes, to the extent actions are taken or determinations made in accordance with the terms of the Side Letter, such actions or determinations shall be deemed in compliance with, and satisfy the requirements of, this Certificate of Designation with respect to any related or applicable obligation of the Company or right of any Holder under this Certificate of Designation.

Section 11.     Notice to Holders. Any notice or other communication required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication in compliance with the provisions of Chapter 78 of the Nevada Revised Statutes, and shall be deemed sent upon such mailing or electronic transmission.

Section 12.      No Other Rights or Privileges. Except as specifically set forth herein, the Holders shall have no other rights, privileges or preferences with respect to the Series A Preferred Stock.

RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Company be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of the Nevada Revised Statutes.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate this [●] day of [●], [●].

Name:
Title:

EXHIBIT “B”
Side Letter

[   ], 2021

Torchlight Energy Resources, Inc.
[ADDRESS]
Attention:

Re:         Series A Preferred Stock of Torchlight Energy Resources, Inc. (the “Company”)

Ladies and Gentlemen:

Reference is made to that certain Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Preferred Stock (the “Preferred Stock”), dated as of [   ], 2021 (the “Certificate of Designation”), of the Company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Certificate of Designation.

The parties hereto desire to memorialize their agreement in respect of certain matters relating to the Preferred Stock, the Certificate of Designation and the Asset Sale Transactions. In furtherance of the foregoing, the parties hereto agree as follows:

1.            Delegation of Authority. The Board of Directors of the Company (the “Company Board”) shall delegate to the [INDIVIDUAL] (“Preferred Representative”) and [MEMBER OF COMPANY BOARD] (“Company Representative,” together, the “Sale Representatives”) the authority to pursue, and negotiate the proposed terms and conditions of, the Asset Sale Transactions. In this capacity, the Sale Representatives will have the authority to engage legal, financial and other advisors on behalf of the Company, the fees, costs and expenses of which will be deducted from the Net Proceeds with respect to the Asset Sale Transaction in respect of which such fees, costs and expenses were incurred. The Sale Representatives will keep the Company Board fully and regularly informed of the status of the process and negotiations with respect to each Asset Sale Transaction, and will submit the definitive terms and conditions of any proposed Asset Sale Transaction to the Company Board for prior approval. Such delegation shall automatically expire at the Asset Sale Expiration Date (which the Company and the Preferred Representative shall be entitled to extend upon their mutual agreement, including until such time as a Spin-Off Dividend is consummated).

2.            Net Proceeds Calculation. Within twenty (20) days following the consummation of each Asset Sale Transaction, a representative of the Company will deliver to Preferred Representative, the Company’s calculation of the Net Proceeds resulting from such Asset Sale Transaction, together with a certificate signed by the Chief Financial Officer of the Company certifying that such calculation was made in good faith and in accordance with the Certificate of Designation and this letter agreement (the “Company Calculation”). The Company Calculation shall set forth in reasonable detail the various fees, costs, expenses and other items deducted from the consideration received by the Company or its Affiliates in the Asset Sale Transaction, together with reasonable supporting documentation. Preferred Representative shall have twenty (20) days (the “Review Period”) to review the related documentation provided by the Company. During the Review Period, the Company and its Affiliates will provide Preferred Representative with reasonable access, upon reasonable advance notice and without undue interruption to the Company’s and its Affiliates’ business and operations, to (a) the books and records of the Company and any other documents that Preferred Representative may reasonably request solely to verify the accuracy of the Company Calculation and (b) the personnel of the Company who prepared the Company Calculation. Preferred Representative may dispute the Company Calculation by notifying the Company of such disagreement in writing (the “Notice of Disagreement”), setting forth in reasonable detail each disputed item or amount and the basis for Preferred Representative’s disagreement. To the extent not set forth in a Notice of Disagreement, Preferred Representative shall be deemed to have agreed with the Company’s calculation of all other items and amounts contained in the Company Calculation. In the event that Preferred Representative does not provide a Notice of Disagreement prior to the end of the Review Period, Preferred Representative shall be deemed to have accepted the Company Calculation, and the Company shall pay the Asset Sale Dividend in accordance with Section 3 of the Certificate of Designation. If Preferred Representative provides a Notice of Disagreement prior to the end of the Review Period, the Company and Preferred Representative shall, for a period of twenty (20) days (or such longer period as they may agree in writing), use their commercially reasonable efforts and negotiate in good faith to resolve each of the items in dispute set forth in the Notice of Disagreement. If Preferred Representative and the Company are unable to resolve such items in dispute (the “Unresolved Items”) by the end of such period, then Preferred Representative and the Company shall submit the Unresolved Items to an independent, nationally recognized accounting firm that is reasonably acceptable to both parties (the “Independent Accountant”) for resolution. The Company and Preferred Representative shall instruct the Independent Accountant to determine as promptly as possible, and in any event within thirty (30) days of the date on which such dispute is referred to the Independent Accountant, the Unresolved Items; provided, that in determining any such Unresolved Item, the Independent Accountant shall not assign a value to any item greater than the greatest value for such item claimed by the Company or Preferred Representative or less than the smallest value for such item claimed by the Company or Preferred Representative. The determination of the Independent Accountant shall be set forth in a written statement delivered to the Company and Preferred Representative and shall be final, conclusive and binding on the parties (including the Holders under the Certificate of Designation). The fees and expenses of the Independent Accountant shall be allocated between Company, on the one hand, and Holders (and deducted from the Net Proceeds from the Asset Sale Transaction), on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Independent Accountant that is unsuccessfully disputed by each such party (as finally determined by the Independent Accountant) bears to the total disputed amount of such items so submitted. For the avoidance of doubt, in the event that Preferred Representative provides a Notice of Disagreement, the Company shall not pay any Asset Sale Dividend to the Holders unless and until the Net Proceeds from the applicable Asset Sale Transaction have been finally determined in accordance with this Section 2.

3.            Indemnification Matters. In order for the Company or any of its Affiliates to seek indemnification pursuant to Section 8 of the Certificate of Designation, the Company (on behalf of itself or its Affiliates) shall, at least fifteen (15) days prior to the twelve (12) month anniversary of the closing of the applicable Asset Sale Transaction, provide Preferred Representative a notice in writing (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claim for indemnification pursuant to Section 8 of the Certificate of Designation (a “Claim”) and specifying in reasonable detail the Indemnifiable Amounts paid in connection therewith, or the basis for any Indemnifiable Amounts anticipated to be so paid in connection therewith (such aggregate amount, the “Claimed Indemnifiable Amounts”). After the giving of any Claim Notice pursuant hereto, the Indemnifiable Amounts to which the Company or any of its Affiliates is entitled under Section 8 of the Certificate of Designation will be determined: (a) by the written agreement between the Company (on behalf of itself or its Affiliates) and Preferred Representative; provided that if the Preferred Representative does not respond to or context a Claim as set forth in a Claim Notice within fifteen (15) days of receipt of such Claim Notice, such Claim Notice shall be deemed binding in the favor of the Company; (b) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Company (on behalf of itself or its Affiliates) and Preferred Representative shall agree. The judgment or decree of a court of competent jurisdiction will be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

4.            Spin-Off Dividend; Preferred Stock End Date. The Company shall consult with Preferred Representative regarding the structure, timing and material terms of the Spin-Off Dividend; provided, that the final terms and provisions of the Spin-Off Dividend shall be approved by the Company Board. For the avoidance of doubt, in the event Company spins off the Remaining Assets by transferring those Remaining Assets to an entity, which is then dividended to the Holders as a Spin-Off Dividend, the Company shall be permitted to enter into indemnity arrangements with such entity to indemnify the Company from any losses that it may already be indemnified against or that arise from the spinoff transaction. If the Company cannot spin off the Remaining Assets because the Spin-Off Dividend cannot be declared in compliance with applicable law or, in the event the Company cannot spin off the Remaining Assets in a manner that is exempt from registration pursuant to all applicable securities laws, the Company and the Preferred Representative shall not be obligated to effect such spin off, the Company shall use its good faith, commercially reasonable efforts to preserve the value of such Remaining Assets and or to distribute or provide for the value of such assets to or for the benefit of the Holders (any such distribution to be deemed a Net Proceeds Dividend or Spin-Off Dividend, as appropriate, under the Certificate of Designation) without requiring the Company to divert the attention of management for any material amount of time or incur material expenses in excess of the Spin-Off Cost Reserve Amount. For the avoidance of doubt, the costs of the Company to effect such Spin-Off Dividend shall come from the Spin-Off Cost Reserve Amount and, to the extent there is any excess Spin-Off Cost Reserve Amount, such funds shall be included in the Remaining Assets. With the prior agreement of the Preferred Representative, the Company shall be permitted, but for the avoidance of doubt shall not be required, to declare and pay a Spin-Off Dividend any time following the consummation of the Acquisition, including prior to the Asset Sale Expiration Date, and any such dividend shall satisfy all such requirements of the Certificate of Designation with respect to the Spin-Off Dividend. The Company and the Preferred Representative shall also be entitled to mutually agree on the occurrence of the Preferred Stock End Date, which determination shall be final and binding upon all parties, including all Holders under the Certificate of Designation.

5.       Costs and Expenses of Preferred Representative; Replacement. In addition to the amounts described in the definition of “Net Proceeds” in the Certificate of Designation, the Company shall also be entitled to deduct from the Net Proceeds from each Asset Sale Transaction any out-of-pocket fees and costs paid or payable by the Company to Preferred Representative in connection with the matters contemplated by this Agreement that are related to such Asset Sale Transaction. The Preferred Representative may be replaced by mutual agreement of the Company and the Preferred Representative (other than in the event of the death or disability of the Preferred Representative, in which event the Company shall designate such replacement in good faith).

6.            Miscellaneous Provisions.

a.       The unenforceability, illegality or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.

b.       This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs, executors, administrators and permitted assigns and no others. No party may assign any of its rights or interests or delegate any of its obligations under this Agreement without the prior written consent of the other party.

c.       This Agreement may be executed simultaneously in one (1) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature or other electronic transmission.

d.       This Agreement, and all causes of action arising out of or relating to this Agreement, shall be construed and governed in accordance with the laws of the State of Nevada, without regard to any laws regarding conflicts of law that would require the application of the laws of any other jurisdiction. Each of the parties submits to the exclusive jurisdiction of the state or federal courts located in Nevada in any action arising out of or relating to this Agreement, and agrees that all claims in respect of this Agreement may be heard and determined in such courts.

e.       Except for the Holders, who are express intended third-party beneficiaries of this Agreement (provided such rights may only be enforced by the Preferred Representative on behalf of such Holders and not directly by such Holders), nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person, other than the parties to this Agreement, any rights or remedies under or by reason of this Agreement.

f.       This Agreement may not be amended, restated, supplemented or otherwise modified except by an instrument in writing signed by each party.

g.       Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. No claim or right arising out of this Agreement can be discharged or waived by a given party other than by a waiver or renunciation of the claim or right in writing signed by such party.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TORCHLIGHT ENERGY RESOURCES, INC.

By:
Name:
Title:

[SIGNATURE PAGE TO PREFERRED STOCK LETTER AGREEMENT]